Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS THIRD QUARTER 2019 RESULTS

MONTERREY, MEXICO, OCTOBER 24, 2019– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, consolidated net sales decreased by 1%, reaching US$3.5 billion during the third quarter of 2019 versus the comparable period in 2018. Operating EBITDA decreased by 7% on a like-to-like basis during the third quarter of 2019 to US$681 million on a year-over-year basis.

CEMEX’s Consolidated Third-Quarter 2019 Financial and Operational Highlights

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The decrease in quarterly consolidated net sales was due to lower volumes mainly in Mexico and our Asia, Middle East and Africa region, partially offset by improved prices for our products, in local-currency terms in most of our regions.

•	Operating earnings before other expenses, net, decreased by 14%, on a like-to-like basis, in the third quarter, to US$409 million.

•	Controlling interest net income during the quarter was US$187 million, from US$169 million in the same period of 2018.

•	Operating EBITDA decreased by 7%, on a like-to-like basis, during the quarter on a year-over-year basis, to US$681 million.

•	Operating EBITDA margin during the quarter decreased to 19.5% from 20.6% in the same period in the previous year.

•	Free cash flow after maintenance capital expenditures for the quarter was US$290 million.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “In the third quarter, our business continued to be challenging and was negatively impacted by the weaker macroeconomic conditions in several of the markets we serve. In Mexico, we believe demand for our products is bottoming out and we are cautiously optimistic on renewed activity going forward given the expected announcement of a new infrastructure program. In the US, EBITDA improved during the quarter as a result of favorable pricing, and despite weaker volumes mainly due to weather and competitive dynamics in some of our markets. In our Europe and AMEA regions, we are pleased with the solid growth in EBITDA and expansion in margins driven primarily by favorable pricing and our cost-reduction initiatives.

As part of our A Stronger CEMEX plan, we are committed to further strengthen our balance sheet through an important reduction in our debt and repositioning our portfolio for higher growth.”

Consolidated Corporate Results

During the third quarter of 2019, controlling interest net income was US$187 million, versus US$169 million in the same period last year.

Net debt plus perpetual notes decreased by US$156 million during the quarter.

Geographical Markets Third-Quarter 2019 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, decreased 12% in the third quarter of 2019 to US$716 million. Operating EBITDA, on a like-to-like basis, declined by 20% to US$240 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$1,044 million in the third quarter of 2019, an increase of 5% from the same period in 2018. Operating EBITDA increased by 2% to US$205 million from US$202 million in the same quarter of 2018.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$417 million during the third quarter of 2019, representing a like-to-like decrease of 1% over the same period of 2018. Operating EBITDA, on a like-to-like basis, decreased by 6% to US$89 million in the third quarter of 2019, compared to the same quarter of 2018.

In Europe, net sales for the third quarter of 2019 increased by 2% on a like-to-like basis to US$856 million, compared to the third quarter of 2018. Operating EBITDA was US$141 million for the quarter, 7% higher than the same period last year, on a like-to-like basis.

Operations in Asia, Middle East and Africa, on a like-to-like basis, reported a 2% decline in net sales for the third quarter of 2019, to US$365 million, versus the same quarter of 2018. Operating EBITDA for the quarter was US$59 million, 4% higher, on a like-to-like basis, than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.